March 20, 2006

VIA MAIL & EDGAR FILING

Robert S. Littlepage, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 3720
Washington, DC 20549

Re:      SEC Comment Letter Dated March 14, 2006
         Advance Nanotech, Inc.
         Form 8-K Item 4.01 File No. 011-15499

Dear Mr. Littlepage:

We have received your letter dated March 14, 2006, by fax in our office on March 14, 2006, detailing your review of the above-referenced filing Form 8-K filed on March 13, 2006 ("Form 8-K"). This letter responds to your comments relating to such Form 8-K. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the March 14, 2006 letter. Also, for your convenience, we included your comments in bold.


1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your disclosures only address the financial statements for the year ended December 31, 2004. Please revise.

No revision has been made. [GRAPHIC  OMITTED][GRAPHIC  OMITTED]We recognize that
Item 304(a)(1)(ii) of Regulation S-B requests information for the past two years, however, no audit report exists for the year ended December 31, 2003. By way of background, on October 1, 2004 the predecessor company to Advance Nanotech, Inc. ("Advance Nanotech"), a private company, entered into a share exchange that resulted in a change of control of Advance Nanotech and was accounted for as a "reverse acquisition," as though Advance Nanotech's predecessor acquired Advance Nanotech through a purchase of net assets. As a result, the financial statements of Advance Nanotech are deemed to be those of its predecessor from its inception on August 17, 2004 and reflect the consolidated assets and operations of the two entities only from and after October 1, 2004. Accordingly, our former auditors, Hall & Company, Certified Public Accountants, issued an accountant's report for only the year ended December 31, 2004 with respect to the period beginning August 17, 2004 through December 31, 2004.

2. Additionally, revise your report to include all the information required by Item 304(a)(2)(i) of Regulation S-B with regard to consultations with your new accountant.

Revision made and reflected in the Current Report on Form 8-K/A filed as of the date of this letter. As discussed, we have removed the sentence that stated "Mendoza Berger & Company, LLP was not consulted prior to engagement on any specific accounting matter either completed or proposed."


3. To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have attached a new letter addressed to the SEC from Hall and Company, CPA, and filed it as Exhibit 16 to the Current Report on Form 8-K/A filed as of the date of this letter.

In addition to the above responses, this is to certify that we acknowledge:
      o Advance Nanotech is responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
      o Advance Nanotech may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After considering our comments above, if you feel that additional information is required or you would like us to revise the above referenced Form 8-K filing, please let us know and we will do so as soon as possible.

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We  appreciate  your  efforts  with  respect  to this  matter.  If you  have any questions about our responses or would like to discuss any of our views further,
please  feel  free  to  contact  Thomas  Finn,  Chief  Financial   Officer,   at
212-583-0080 ext. 20 on any accounting or disclosure matters, or Lowell Dashefsky, General Counsel, at 212-583-0080 ext. 21 on any legal matters.

Sincerely,


/s/ Magnus R. E. Gittins
Magnus R. E. Gittins
Chief Executive Officer


cc:      Kenya Wright Gumbs
         Thomas Finn
         Lowell Dashefsky
         Rachel Simonoff Wexler
         Medoza & Berger Company LLP



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